

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2013

<u>Via E-mail</u>
James R. Bond
President and Chief Executive Officer
Kelso Technologies Inc.
7777-118A Street
North Delta, British Columbia VAC 6VI

> **Re: Kelso Technologies Inc.**
> **Registration Statement on Form 20-F**
> **Filed August 29, 2013**
> **File No. 000-55032**

Dear Mr. Bond:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it. Please confirm your understanding.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company. In addition, describe how and when a company may lose emerging growth company status and provide a brief description of the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002.

Risk Factors, page 6

3. Please delete the statement that you are "diligent in minimizing exposure to business risks" and revise the introductory paragraphs of your Risk Factors section to remove the suggestion that this section does not discuss all of the material risks facing the company. This section should discuss the material risks and should not reference unknown or immaterial risks.

Risks Related to the Business, page 6

4. We note that your directors and officers are located in Canada. Please disclose the risks related to effecting service of process on your directors and officers or tell us why such risk factor is unnecessary.

5. Note 15 to your consolidated interim financial statements for the six months period ended June 30, 2012 discloses that you generated significant revenues from two key customers. Please include a risk factor describing your dependence on the limited number of customers. Refer to Item 3.D. of Form 20-F. Please also provide the disclosure regarding your dependence on limited customers as required by Item 4.B.6 of Form 20-F in your Business description.

6. Refer to Article 10.6 of your articles of incorporation. As a foreign issuer, please include a risk factor to clarify whether the proxy rule provisions apply to you.

The Company's products involve detailed proprietary and engineering knowledge, page 7

7. We note your disclosure that you have not received the patent for your Kelso Tiger Tube – Eduction Technology eduction tube technology tube. Please disclose whether you were unable to obtain such patent or if you have chosen not to apply for a patent. As appropriate, please update your development history on pages 12-15 accordingly.

8. We note your disclosure that you have filed a patent application under a "Non-Publication Request" for your Bottom Outlet Valve design. Please briefly describe here a "Non-Publication Request." Alternatively, include a cross-reference to page 14 where you provide a brief definition of this term.

The Company may have insufficient capital in the future, page 7

9. We note your disclosure that you were profitable and had a positive working capital as at December 31, 2012. Please disclose your net losses for the fiscal years ended August 31, 2012 and August 31, 2011, and disclose that, based upon your audited financial statements for the fiscal year ended August 31, 2012, your auditor stated that there were material uncertainties that cast substantial doubt about your ability to continue as a going concern.

Customer orders that are placed may be cancelled, page 8

10. We note the disclosure that your purchase orders may be cancelled before they are filled. In an appropriate place of the Business section, please describe the material terms of your purchase orders.

Products may not perform as well as expected, page 8

11. Please disclose your products liability insurance costs for your products and describe any risks associated with the adequacy of your insurance coverage. Refer to your disclosure on page 21. Also update the last risk factor on page 8 entitled, "The Company may face uninsurable or underinsured risks" to state whether you have any related insurance policies.

Because executive management is free to devote time to other ventures, page 9

12. We note your disclosure that your directors and officers are "not contractually required to manage or direct the Company as their sole and exclusive function and they may have other business interests and engage in other activities in addition to those relating to the Company." Please disclose whether your directors and officers may engage in other business interests and activities in your industry, and, if they can engage in business in your industry, please include a risk factor that addresses the potential conflict of interests. Alternatively, tell us why such a risk factor is unnecessary.

Information on Our Company, page 10

13. Much of the information provided in this section is repeated several times. For example, the disclosure on page 11 in Section 4.A. is repeated in Section 4.B on page 14. Please substantially revise this section to reduce the repetition. In addition, please define or include cross-references to the definition of industry terms, such as the classification levels disclosed on pages 12 and 13, the first time such terms are used. Furthermore, include cross-references to the description of your products on pages 16 and 17 the first time you mention each of your products.

History and Development of Our Company, page 10

14. We note your disclosure that your shares are quoted on OTCQX under the symbol "KEOSF." It appears, however, that your shares are quoted on OTCQX International. If true, please revise accordingly.

General Development of the Business, page 11

General, page 11

15. We note your disclosure on page 11 that your "[p]roducts are proprietary and patent protected." Please balance this disclosure by clarifying that you have not obtained patents for all of your products. Refer to page 6. In addition, please briefly describe which of your products are patented and which are not.

16. We note your disclosure that you have "been working with key customers on new products to add to [your] catalogue." Please briefly describe what you mean by "working with" key customers. For example, please disclose whether you have agreements with such customers, and, if you do, the material terms of such agreements.

17. Please provide the basis for your belief that the new management team has "repaired [your] business reputation [and] gained confidence in the railroad and investment community" on page 11 and revise these statements to state as beliefs. Alternatively, please remove such statements. In addition, with a view towards revised disclosure, please tell us why you believe that your business reputation needed to be repaired.

18. Please clarify what you mean by "state-of-the-art" production infrastructure on page 11, as such term is subjective, and revise to state as a belief. Alternatively, please remove this statement. Similarly, please clarify what you mean by "steadily grown sales" by providing quantitative information, "key" North American rail tank car manufactures and "many" retrofit/repair businesses. Alternatively, please remove such statements.

19. Please revise the statements in the last paragraph of this section to state as beliefs. In addition, please provide the basis for your statement that you "build a quality brand in the railroad industry based on [your] reputation to create, develop, engineer and reliably supply 'best technology' product solutions. Alternatively, please remove. In addition, please clarify what you mean by "best technology" product solutions.

Three Year History, page 11

2010, page 11

20. Please tell us the basis for your statement that leaking manways on rail tank cars are a "serious and persistent problem" and that the "rail tank car market is actively seeking solutions to this recurring problem." In addition, please clarify that there is no guarantee that companies will purchase your Kelso Klincher Manway Securement System to prevent such leaking.

21. Please briefly describe how the United States and Canada are "demanding a dramatic reduction in the number of non-accidental releases." If there are related regulations requiring such reductions, please disclose. Alternatively, please remove such disclosures.

2011, page 12

22. Please revise to remove the term "revolutionary" here and throughout as this term is subjective and non-substantiable. In addition, please provide the basis for your statement regarding the "out-of-date" eye bolt securement systems and revise to state as a belief.

23. Please revise to briefly explain the significance of receiving the Class F and Class D certification from the AAR. In this regard, we note your disclosure on page 12 that Class F certification "covers the manufacture, recondition, repair, retest, or qualified tank car service equipment." We note similar disclosure on page 13 regarding Class D certification. Please clarify how you qualify for these classifications, the amounts needed to prepare for such qualifications, if material, whether they apply to specific products and what the classifications allow you to do.

24. We note your disclosure on page 12 that "[i]n June 2011, [you] reported that Kelso USA had substantially completed the first stage of its market introduction of [your] KKM." Please briefly describe this first stage and, in an appropriate section of your registration statement, disclose any additional steps that need to be taken in order to complete the first stage and any other stages of your market introduction of KKM.

25. Please revise to clarify what you mean by "valued at approximately" $275,000 on page 13. Please disclose whether this order has been completed and when you expect to receive revenues for such order.

26. Please clarify, if true, that there is no guarantee that the large petroleum company referenced will order additional products from you, and remove the word "innovative."

2012, page 13

27. We note your disclosure that in January 2012 you "reported that [your] EPRV and KKM were specified by several HAZMAT customers for installation on new rail tank cars scheduled to be built in 2012." However, we note that your chart on page 15 that indicates that you did not earn any revenue from your KKM products for the fiscal year ended December 31, 2012, and we note your disclosure on page that 14 that KKM had not yet completed the necessary steps for qualification for railroad use. Please revise accordingly or advise.

28. Please revise to disclose which tank car manufacturer designated your EPRV as recommended standard equipment on a series of its railroad tank cars. In addition, please

briefly describe the significance of such designation. Alternatively, please remove such disclosure.

29. Please briefly describe the "high performance" attributes of your EPRV product line that the independent engineering labs in Columbus, Ohio and Denver, Colorado verified.

30. We note your disclosure on page 13 that you applied for M-1003 certification. Please briefly describe this certification so that investors that are not in your industry understand the significance of such certification.

2013, page 14

31. We note your disclosure on page 14 regarding your joint sales and marketing agreement with Bulk Tank Inc. Please disclose the material terms of such agreement and provide us an analysis explaining why you are not required to file the agreement as a material agreement. In addition, please clarify what you mean by "premier" trucking industry supplier or remove the term.

32. We note your disclosure on page 14 regarding your 75 PSI pressure relief valve "that has the highest flow rating for this pressure rating and mounting size." Please clarify, if true, that other manufacturers make PSI pressure relief valves with the same flow rating as your product.

33. Please disclose what steps need to be taken in order to pass the last stage of qualification for the KKM technology and when you expect you will complete this stage.

Markets, page 15

34. We note your disclosure on page 15 that each of your key products, including KKM, is at the commercial production stage. This statement seems to contradict your disclosure on page 14 that KKM is in the last stage of qualification for railroad use and that you "intend" to move the KKM into commercial production at your facility in Texas. Please revise for consistency or advise.

Business Model, page 15

35. Please revise the second paragraph of this section to clarify that there is no guarantee that the company will be successful in achieving such goals.

36. We note your disclosure on page 16 that the railroad industry is entering a boom period due to the rapid growth of crude oil shipments in North America. Please revise to state as a belief and provide the basis for such belief. Similarly, revise the last three sentences in the first paragraph on page 16 to state as beliefs and provide the basis for such beliefs.

37. Please revise to clarify that it is your belief that your business model includes the attributes identified in the bullet points on page 16.

38. Please revise to clarify what you mean by "experienced" executive management in the first bullet point on page 16 by providing quantitative information. In addition, please clarify what you mean by "next generation" equipment catalogue in the seventh bullet point and "best available technology" in the ninth bullet point.

39. Please remove the last bullet point under the description of your business model as it appears inconsistent with your disclosure elsewhere in the registration statement, your net losses and going concern opinion.

40. Please state that it is your belief that you are "at the forefront of technology development and innovation for the railroad industry," and tell us the basis for such statement. Alternatively, please remove this statement.

Key Products, page 16

External Constant Force Spring Pressure Relief Valves (EPRV), page 16

41. Please revise to state that it is your belief that your EPRVs have the significant advantages described on page 16 and tell us the basis of your belief that your valves have these advantages. For example, tell us why you believe that you produce the only high flow valve that is totally external, that your valves have increased valve reliability, and that the valves provide for better roll-over safety. If your EPRVs have been tested and provided certifications which meet the specifications, please disclose. In addition, please remove any subjective and non-substantiable words such as "substantial" technological improvement.

"Kelso Klincher" Manway (KKM), page 17

42. Please revise the second sentence in this section to state as a belief. Similarly, please revise the third sentence in this section to state as a belief and provide the basis for your statements in the bullet points.

Production and Services, page 17

43. We note your disclosure on page 17 that you operate two production facilities totaling approximately 47,000 square feet in Bonham, Texas and that your production facilities are within 250 miles of your main customers. This statement seems to contradict your statement on page 14 that your production facilities are a total of 41,000 square feet and within 150 miles of your largest customers. In addition, we note your disclosure on page 42 that you have a lease with Bonham Associates Management Ltd. for a 41,600 square foot facility. Please revise for consistency or revise.

44. Please state that it is your belief that your suppliers are "expert" and provide the basis for this belief. Alternatively, please remove this word. In addition, please revise the last two sentences in the paragraph to state as beliefs.

45. Please describe what you mean by "extensive production expertise" in the last paragraph of this section. Also revise similar disclosure on page 18 accordingly.

Marketing, page 18

46. Please describe the "key strategic relationships" that your management has with the Federal Railroad Administration, Transport Canada and other influential members of the railroad community. In this regard, we note that as of December 31, 2012 you did not earn any revenue from sales in Canada. In addition, please identify such "influential members of the railroad community." Alternatively, please remove such disclosure.

47. Please clarify that there is no guarantee that you will be able to reach the sales target goals disclosed on page 18.

48. We note your disclosure on page 14 that you have "implemented educational marketing initiatives." Please describe such initiatives here.

Research and Development, page 18

49. We note your disclosure on page 18 that "many of the new products have significant industrial market prospects and that they are expected to be successfully developed, introduced and adopted commercially over the coming years." Please clarify that there is no guarantee that such products will have significant market prospects or that they will be successfully developed, introduced and adopted commercially. In addition, please discuss the status of development of such products.

Competitive Conditions, page 18

50. Please state that it is your belief that your products have competitive advantages. In addition, please provide the basis for your statements regarding your competitive position. Refer to Item 4.B.7 of Form 20-F.

Raw Materials/Components, page 18

51. Please clarify what you mean by "competitive" prices on page 18, and please disclose whether the prices of your principal raw materials are volatile. Refer to Item 4.B.4 of Form 20-F. If volatility of prices of your raw materials could have a material adverse effect on your business, please include a risk factor that addresses this risk.

Economic Dependence, page 19

52. Please revise to disclose what you mean by "preferred supplier" and please disclose whether you are the preferred supplier for any of the top four OEM producers of rail tank cars. If you are a preferred supplier, please disclose names of the producers and the significance of this status.

Government Regulations, page 19

53. We note that you manufacture your products. Please disclose whether environmental regulations have a material effect upon your business. In this regard, we note your disclosure on page 21 that "other risk factors may include adverse effects of . . . environmental and regulatory issues."

Operating and Financial Review and Prospects, page 20

54. Your operating and financial review and prospects section should present a narrative explanation of the financial statements and other statistical data that you believe will enhance a readers' understanding of your financial condition, changes in financial condition and results of operations. Please significantly expand this section to provide a narrative explanation of the company's financial statements that enables investors to see the company through the eyes of management; to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and to provide information about the quality and potential variability of your earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance. Your discussion should describe any unusual or infrequent events or transaction that materially affected the amount of reported income and any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on revenues or operations (such as future increase in costs or materials). Please refer to Item 5 of the Form 20-F instructions and Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm, for further guidance.

Operating Results, page 20

55. Please significantly expand this section to discuss the material changes from period to period in each significant line item presented in your statements of operations. Your discussion should quantify each of the changes as well as provide an analysis for the underlying factors responsible for the changes. When more than one factor contributes to a change in items between periods, each factor should also be quantified.

56. Please expand to discuss the extent to which the changes in revenues between the periods presented are attributable to increases in prices of your products and/or increases in the volume of products sold including the introduction of new production.

57. Please provide a discussion on your margin results for the periods presented and discuss the primary factors for any changes in your gross profit and margins that are not apparent from other discussions on operating results (revenues and costs).

58. Please revise to provide a discussion comparing the operating results for the transition period of the four months ended December 31, 2012 to the comparable period of the four month period ended December 31, 2011.

Liquidity and Capital Resources, page 22

59. Please expand the liquidity and capital resources section to discuss any known trends, known demands, commitments, events or uncertainties that will result or are likely to result in your liquidity increasing or decreasing in a material way. The discussion should also evaluate the amounts and certainties of cash flows, as well as whether there has been material variability in historical cash flows.

60. Please discuss any material commitments for capital expenditures as of the end of the latest financial year and the subsequent interim period, and include the general purpose of such commitments as well as the anticipated sources of funds needed to fulfill such commitments.

Trend Information, page 24

61. Please substantiate the statement that you have "booked" for revenue $12,000,000 for fiscal year 2013 and that your margins are expected to remain about 33%. It also appears that you may have purchase agreements related to these purchase orders that are material to you. Please provide us an analysis explaining why you are not required to file the agreements related to these orders.

Compensation, page 27

62. Please clarify in footnote 1 to the table on page 27 that compensation in the December 31, 2012 rows indicates that compensation earned from September 1, 2012 until December 31, 2012.

Major Shareholders and Related Transactions, page 31

Related Party Transactions, page 32

63. We note your disclosure that, other than disclosed in your registration statement, there have been no related party transactions. We did not note any related party transactions disclosed in other sections of your registration statement, other than your financial statements. In this regard, we note that you financial statements indicate amounts due to related parties. If you have had related party transactions, please disclose here pursuant to Item 7.B of Form 20-F.

Financial Information, page 32

Financial Statements and Other Financial Information, page 32

Legal Proceedings, page 33

64. Please remove the words "[t]o the knowledge of the Company" in this section.

Additional Information, page 35

Share Capital, page 35

65. We note your disclosure on page 36 that "[a]ll of [your] common shares issued and outstanding were fully paid and non-assessable." This is a legal conclusion that you are not qualified to make. Please attribute this statement to counsel and include counsel's consent as an exhibit to your registration statement.

Memorandum and Articles of Association, page 38

Limitations on Ownership of Securities, page 40

66. Please clarify whether there are any limitations on the rights to own securities in the Investment Canada Act. In this regard, we note that you state that there are no limitations "except as provided in the Investment Canada Act." Please note that you may not incorporate by reference to a document that you have not filed with your registration statement.

Taxation, page 42

United States Federal Income Taxation, page 43

67. Please clarify that this section describes the material federal tax consequences by removing the term "certain possible" United States federal tax consequences from the

first sentence in this section and revise the second sentence to clarify that this section addresses the material United States federal tax consequences.

68. Please remove the first sentence in the third paragraph of this section as investors may rely on the disclosure regarding the United States federal tax consequences.

Exhibit 99.1

Consolidated Statements of Operations and Comprehensive Loss for the four months ended December 31, 2012

69. Please provide prior year statement of operation information comparable to the transition period presented (four months ended December 31, 2011). Refer to Release 33-6823: Amendments to Reporting Requirements for Issuer's Change of Fiscal Year.

Segments

70. We note per the Business Overview, Marketing section on page 17 that there are two key market segments for the company's products including the rail tank car manufacturers (OEM) and the railroad retrofit and repair market. Please tell us whether management makes decision about the operating matters of the company based upon these two markets or on another basis of organization such as groups of products. In addition, tell us how the above complies with the requirements of IFRS 8, "Operating Segments" with regard to the identification of segments.

71. We note per page 11 of the History and Development of the Company section that you currently offer approximately 34 products. Please disclose the revenues generated for each product, or group of similar products pursuant to paragraph 32 of IFRS 8.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
Bernard Pinsky
Clark Wilson LLP